NXT Energy Solutions Inc. Announces Management Change and Appointment of Leading Investor Relations Firm

CALGARY, ALBERTA, July 11, 2011- NXT Energy Solutions Inc. (“NXT”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF),  announces that Greg Leavens has joined the Company as VP Finance and Chief Financial Officer.  Mr. Leavens is a Chartered Accountant with more than 20 years of experience that has included senior financial roles within the oil and gas exploration and production, as well as services sectors.  Mr. Leavens was Chief Financial Officer of Result Energy Inc. from 2003 until November 2009, subsequent to which he was involved in a variety of consulting roles.

Mr. Leavens is succeeding Ken Rogers, who has served as NXT’s VP Finance and CFO since January 2006.  Mr. Rogers is leaving the Company to pursue other interests.

“The addition of Mr. Leavens to our management team will provide us with financial and strategic leadership during this period of commercial expansion," said George Liszicasz, NXT’s President and CEO. “NXT and the Board of Directors want to thank Ken for his contributions that helped us evolve into a reputable service provider over the past five years. We look forward to continuing to work with Ken in the future and wish him the best in his future endeavors."

NXT also announces that it has retained The Equicom Group Inc. ("Equicom") to provide strategic investor relations and communications services.

Equicom provides strategic communications services to approximately 100 public companies across a diverse range of industries. Under the terms of the agreement, NXT will pay Equicom a monthly fee of $6,000 for select strategic communication services. The contract commences immediately.

Neither Equicom nor any of its principals have an ownership interest, directly or indirectly, in NXT or its securities, nor has the Company granted Equicom or its principals any rights to acquire any such interests. Equicom is a wholly-owned subsidiary of TMX Group Inc.

About NXT Energy Solutions Inc.

NXT is a Calgary based company providing airborne detection solutions to support international hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore. NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration. SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes a forward-looking statement.  When used in this document, words such as “see”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

Greg Leavens, CFO	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 — 3rd Street, S.W., Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, AB, Canada T2P 3C4
Tel: (403) 264-7020	Tel: (403)218-2833
Fax: (403) 264-6442	jdietz@equicomgroup.com
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.